SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated June 20, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	June 20, 2014

SONDE RESOURCES CORP. ANNOUNCES JOINT OIL BLOCK UPDATE, RESULTS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND ORGANIZATIONAL CHANGES

CALGARY, ALBERTA - (Marketwired - June 20, 2014) - Sonde Resources Corp. ("Sonde" or the "Company") (TSXV: SOQ) (NYSE MKT: SOQ) announced the following operational updates today:

North Africa

In March 2014, Sonde retained Taylor-DeJongh, Inc. to initiate a process to explore and evaluate potential strategic alternatives to enhance shareholder value with regard to the Joint Oil Block. The process has included discussions with in excess of twenty international petroleum entities and financial institutions. Several interested parties have executed confidentiality agreements, met with management and staff and are evaluating the data provided in the virtual data room.

The preparations for drilling the Fisal-1 well have progressed. All long lead materials (casing and drilling support material) have been ordered and initial deliveries arrived in Sfax, Tunisia (shore base) last week. Preparations are underway to perform the site surveys in anticipation of commencing drilling operations in early fourth quarter of 2014.

The 3D seismic survey acquired in late 2013 has been processed and initial evaluation of the data confirms the potential nature of the Hadaf structure in Libyan waters. Detailed interpretation work of the processed seismic data is underway.

Annual and Special Meeting of Shareholders

Sonde’s Annual and Special Meeting of Shareholders (“AGM”) was held on June 19, 2014 in Calgary. The shareholders elected Mike Adams, Kerry R. Brittain, James A. Edmiston, W. Gordon Lancaster, Toufic Nassif and Dr. William J. F. Roach as directors of the Company. The shareholders also approved the appointment of Deloitte LLP as auditors of the Company and approved the renewal of the stock option plan of the Company.

Organizational Changes

Mr. Kurt A. Nelson has been appointed Chief Financial Officer commencing July 1, 2014. Mr. Nelson was Sonde’s Chief Financial Officer from March 2011 until August 2013 and has remained active as a consultant to the Company. Mr. Nelson is replacing Mr. Rene Beaumier who resigned as Chief Financial Officer effective June 30, 2014. Toufic Nassif, President and CEO of Sonde stated: “Mr. Nelson’s appointment as Chief Financial Officer fits with the Company’s transition of its operational headquarters to Houston. We would like to thank Rene for his contributions to Sonde during his time at the Company”.

The Sonde Board of Directors has appointed Mr. Mike Adams as Chairman of the Board effective after the AGM. Mr. Adams joined the Sonde Board in March 2014. Mr. Adams is currently an independent energy business consultant based in Vancouver and Calgary with more than 40 years of experience mainly in petroleum reserves and resource analysis, and energy related M&A transactions. Until 2013, Mr. Adams was Vice President Global Business Development and Internal Qualified Reserves Evaluator with Talisman Energy. Prior thereto Mr. Adams was Managing Director of Waterous and Co., an investment bank, in its Calgary, Houston and London offices. Mr. Adams started his career with Shell International with assignments in the UK, Norway, the Netherlands and Brunei. He holds a Bachelor of Science degree in Physical Chemistry from Imperial College, London University and a Master of Science degree in Petroleum Engineering from the Royal School of Mines, London University. Kerry Brittain has stepped down as Chairman of the Board, but remains a director of the Company.

About Sonde

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located offshore North Africa and in Western Canada. See Sonde's website at www.sonderesources.com to review further details on Sonde's operations.

Forward Looking Information - This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning the evaluation of strategic alternatives with regard to the Joint Oil Block, timing with respect to the drilling of the Fisal-1 well and the exploration potential in respect of the Hadaf structure.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, plans for and results of exploration and development activities, availability of capital, capital and other expenditures, the timing for receipt of governmental approvals related to the drilling of the Fisal-1 well and access to a drilling rig and necessary equipment and personnel for the drilling of the Fisal-1 well. Actual results could differ materially due to a number of factors, including, without limitation, changes in market conditions, operational risks in development and exploration, and commodity price volatility; the uncertainty of reserve estimates; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of estimates and projections in relation to production; volatility in the capital markets and changes in the availability of capital generally; risks in conducting foreign operations, including political and fiscal instability and the possibility of civil unrest or military action; changes in government policies or laws; risk that government approvals may be delayed or withheld; and commercial risks.

Additional assumptions and risks relating to the Company and its business and affairs, including assumptions and risks relating to the estimation of reserves, are set out in detail in the Company’s AIF, available on SEDAR at www.sedar.com, and the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking information and forward-looking statements on information currently available and does not assume any obligation to update the forward-looking information or forward-looking statements unless required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
Contact Information
Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Toufic Nassif - President and Chief Executive Officer
Phone: (403) 294-1411
Fax:     (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	June 20, 2014	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer